Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

23 JANUARY 2020

WESTPAC ANNOUNCES JOHN MCFARLANE AS INCOMING CHAIRMAN

Westpac Group today announced the appointment of Mr John McFarlane to the Westpac Board as Non-Executive Director and Chairman-Elect, succeeding Lindsay Maxsted on 2 April 2020.

Mr McFarlane will commence his role as Non-Executive Director in February, subject to regulatory approvals.

Mr Maxsted said, “Mr McFarlane is not only well known in Australia and New Zealand, but is a respected banking leader globally who brings to our organisation more than 44 years’ experience in financial services. He has worked across retail and wholesale banking and markets, as well as in life and general insurance, and has board and public service experience in this and other fields.

“Over the past 27 years he has been a main board director of five of the world’s leading financial institutions, including as executive and non-executive chairman, chief executive and executive and non-executive director roles. He has a proven track record in delivering results, along with cultural and organisational change.

“Most recently, Mr McFarlane was Chairman at Barclays in London, which after the global financial crisis underwent a decade of challenge. During his four years as Chairman, the company was streamlined, repositioned and has sustainably returned to profit. Prior to this, he delivered a successful turnaround program at UK insurer Aviva, a company similar in scale to Westpac.

“Mr McFarlane is passionate about driving progress in the banking industry. He was Chairman of TheCityUK, the UK’s coordinating financial services body, which accounts for 11% of UK GDP and represents the interests of more than 1.3 million employees.

“In addition to his global career, Mr McFarlane brings a deep understanding of Australia’s banking sector, including delivering significant value at ANZ over his 10-year tenure as CEO, which also included 10 years as a Director of the Australian Bankers’ Association, two as Chairman.

“This experience, coupled with his strong customer and employee focus, will be invaluable to Westpac as the organisation executes its strategy and implements its Response Plan for the AUSTRAC Statement of Claim.

“As Chairman-Elect, Mr McFarlane will be responsible for appointing a permanent CEO, with an internal and external search process currently underway. In the interim, he will work closely with the Acting CEO, Peter King and the Board, to effect needed change,” Mr Maxsted said.

Mr McFarlane said it was an honour to become Chairman of Australia’s oldest company and one so pivotal to the Australian and New Zealand economies.

“People close to me know that on my return to Australia, I hadn’t intended to take another major leadership role. However, I’m passionate about the Australian banking sector, and I’m excited by the challenge of returning Westpac to its place as a leading global bank, following recent events.

“To some extent, the internal and external challenges ahead for Westpac are not dissimilar to those in my last five financial institutions, and I have therefore grown comfortable about my capacity to work with the Board and management to effect the necessary change. Nevertheless, I’m sufficiently battle-hardened to realise things can be tougher than you think and that in banking, nothing is ever certain.

“My focus initially will naturally be on resolving the company’s current issues but equally important, to position it as quickly as possible for long-term success.  Fortunately, Westpac has wonderful core customer franchises, each with significant opportunity.

“The appointment of a world-class CEO can take time. In the interim, momentum is important. I will work closely with Peter King and the Board to continue to make any changes necessary. People should expect to see positive change during this period.

“I also realise that success isn’t only as a result of the efforts of current incumbents, but to the foundations laid over time by our predecessors.  In this respect, I would like to pay particular thanks to Lindsay Maxsted for his significant contribution to the company and am proud to take over the role from a leader of his calibre.

“We will work closely over the next two months to ensure an orderly transition.  However, we both wanted to move quickly with this announcement to provide certainty to the market and to assure it of our joint commitment to the success of the company,” Mr McFarlane said.

Mr McFarlane has returned to live in Australia permanently.

For further information:

Mary-Louise Dare	Andrew Bowden

Media Relations	Investor Relations

0434 699 605	+61 2 8253 4008

This document has been authorised for release by Timothy Hartin, Group Company Secretary.

John McFarlane Biography

Executive Career

1997 – 2007	Chief Executive Officer, ANZ Group Ltd (AU)

1993 – 1997	Group Executive Director, Standard Chartered plc (UK/HK)

1975 – 1993	Head United Kingdom and Ireland, Citicorp / Citibank (UK)

1969 – 1974	Various roles manufacturing, Ford Motor Company (UK)

Non-Executive Directorships – Corporations

2008 – current	Director, Old Oak Holdings Ltd (UK)

2018 – current	Director, Unibail-Rodamco-Westfield SE (France)

2015 – 2019	Chairman, Barclays plc (UK)

2015 – 2018	Chairman, Barclays Bank plc (UK)

2014 – 2015	Chairman, FirstGroup plc (UK)

2012 – 2015	Chairman, Aviva plc (UK)

2008 – 2012	Director, The Royal Bank of Scotland Group plc (UK)

2014 – 2018	Director, Westfield Corporation Ltd (AU)

2008 – 2018	Director, Westfield Holdings Ltd / Westfield America Management Ltd (AU)

2004 – 2007	Director, ANZ National Bank Ltd (NZ)

1995 – 1998	Director, Capital Radio plc (UK)

Directorships, Memberships – Public Service

2011 – current	Scotland International (UK) – Member

2016 – current	The Worshipful Company of International Bankers (UK) – Member and Liveryman

2019 – current	The Guild of Freemen (UK) – Member and Liveryman

2015 – 2019	TheCityUK (UK) - the senior financial services body in the UK – Chairman

2015 – 2019	Financial Services Trade and Investment Board (UK), Director

1992–96 / 2010-19	Cranfield School of Management Advisory Board (UK), Member

2012 – 2019	European Financial Roundtable (EU), Member

2016 – 2019	Institut International d’Etudes Bancaires (EU) –Member

2002-05 / 2017-19	The International Monetary Conference (US) - President and Director

2012 – 2019	Confederation of British Industry (UK) - Member President’s Committee

2004-07 / 2018-19	Asia Business Council (HK) – Member

2016 – 2019	Blackpool National Advisory Board (UK) – Co-Chair

2008 – 2010	Economic Research Institute for ASEAN and East Asia (Indonesia) - Governing Board Director

2005 – 2007	Australian Government Foreign Affairs Council (AU) – Member

2005 – 2007	Australian Government Financial Literacy Board (AU) – Member

2002 – 2007	Australian Government Business Regulation Advisory Group (AU) – Member

2000 – 2007	Australian Business Arts Foundation (AU) – Member

1999 – 2007	Australian Financial Markets Foundation for Children (AU) – Director

1999 – 2003	Australian Graduate School of Management (AU) – Director

1998 – 2000	Business Council of Australia (AU) – Director

1997 – 2007	Australian Bankers Association (AU) – Chairman and Director

1994 – 1999	Bank of England Financial Law Panel (UK) – Member

1991 – 1997	Auditing Practices Board (UK) – Director

1989 – 1991	London Stock Exchange (UK) – Director and Council Member

1989 – 1990	The Securities Association (UK) - Director (Securities Regulator, now Financial Conduct Authority)